NOBLE HOUSE ENTERTAINMENT INC.

SIX MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

Prepared as at FEBRUARY 14, 2006

Index

Overview	3
Summary of Results	3
Number of Common Shares	4
Business Environment	4
Risk Factors	4
Forward Looking Statements	4
Business Plan	4
Results of Operations	5
Liquidity and Capital Resources	7
Working Capital	7
Operating Cash Flow	7
Key Financing Activities	8
Key Contractual Obligations	8
Off – Balance Sheet Arrangements	8
Transactions with Related Parties	9
Financial and Derivative Instruments	9
Critical Accounting Estimates	9
Evaluation of Disclosure Controls and Procedures	10
Outlook	10
Projects Initiatives	10
Current Outlook	13
Public Securities Filing	13

Management Discussion and Analysis

The following discussion and analysis by management of the 2nd Quarter 2006 financial condition and financial results for Noble House Entertainment Inc. should be read in conjunction with the unaudited consolidated financial statements for the six months ended December 31, 2005, Unaudited financial statements and management discussion and analysis for the three months ended September 30, 2005 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2005. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at February 14, 2006. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “Noble House” have the same meaning unless otherwise stated and refer to Noble House Entertainment Inc. and its subsidiaries.

Further, reference to “2006 quarter” and/or “current quarter” is for the three months ended December 31, 2005. Similarly, reference to “2005 quarter” and/or “previous quarter” is for the three months ended December 31, 2004.

Overview

Summary of Results

During the quarter ended December 31, 2005, the Company’s subsidiary, Noble House Film & Television Inc. (“NHFT”), which is the operating arm of the Company, was primarily involved in providing production and other related services to King of Sorrow Production Inc. in completing principal photography of its feature film, King of Sorrow (KOS). NHFT ‘s services included scripts and screenplay, selection of casts, direction and completion of production. NHFT’s remuneration is by way of ____% of the gross receipts from the distribution of KOS.

The following table summarizes financial information for the 2nd quarter 2006 and the preceding seven quarters:

Fiscal year	2006		2005				2004
Quarters ended	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004

Total Revenue	7,052	-	5,031	-	-	-	-	25,698
Income from operations	7,052	-	5,031	-	-	-	-	-
Net loss from operations	(70,352)	(65,275)	(196,819)	(38,282)	(14,885)	(9,547)	(119,296)	(31,823)
Net loss per share - basic and diluted	(0.01)	(0.01)	(0.02)	0.00	0.00	0.00	(0.03)	(0.01)

Increase in losses in the quarters ended June 30, 2005 through December 31, 2005 were mainly due to operating expenses of NHFT, which became fully operational from February 2005.

Number of Common shares and Warrants

As at December 31, 2005 and at February 14, 2006, the date of this report, the Company had 8,134,544 common shares issued and outstanding.  In addition, there were 3.5 million warrants issued and outstanding on these dates. The warrants are convertible into equal number of Common shares of the Company originally at a conversion price of $1 per warrant on or before November 30, 2006. However, on January 18, 2006, the Board of directors revised the exercise price down to US$0.50 and conversion deadline to November 30, 2008.

Business Environment

Risk factors

Please refer to the Management discussion and analysis for the fiscal 2005 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

Our lack of substantial operating history;

The success of the exploration prospects, in which we have interests;

Uninsured risks;

The impact of competition;

The enforceability of legal rights;

The volatility of legal rights;

The volatility of oil and gas prices;

Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management Discussion and Analysis for the fiscal 2005.  Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Pan

The Company’s business plan continues to become a fully integrated entertainment company focused on films and television properties.  The Company will initially focus on three major activities, development and licensing of film properties, providing production consulting including pre and post production and handling distribution.  However, as the Company accumulates enough funds through equity and revenues, it will also produce and co-produce its own films and television series.

Results of operations

Three months ended December 31,	2005	2004
Income	7,052	-
Expenses	(77,404)	(14,885)
Net loss for period	(70,352)	(14,885)
Deficit at end of period	(4,933,886)	(4,563,158)

Overview

During the quarter ended December 31, 2005, the Company’s operating subsidiary, NHFT was mainly engaged in providing production consulting services to production companies on two feature films.  NHFT is a co-producer in one and consultant on the other one.  In both the cases, revenue for NHFT will be earned from the distribution of the completed films.  Details of these feature films are given later in this report.

Major operational activities during the quarter ended December 31, 2004 involved change of name from First Empire Entertainment Inc. to Noble House Entertainment Inc., a 2 to 1 reverse stock split coupled with a buy back plan to reduce small stock holders, acquisition of assets involving scripts and distribution contracts and joining of Mr. Damian Lee and his creative team as consultants to NHFT.

Income

Income during the quarter ended December 31, 2005 represented distribution income earned from the film “Copper Mountain” for which NHFT holds distribution rights.

The Company’s primary source of income is from the net sale proceeds of the films to which it licenses its film and provides production consulting and distribution services. Since the films for which the Company holds contracts are under various stages of development, no reasonable estimates can be made of potential sales proceeds. As a result, no income is accrued for services rendered to date. The costs of these services are not deferred until income generation can be reasonably established.

During the three months ended December 31, 2004, no income was generated since the Company had no operating activities.

Expenses

The overall analysis of the expenses is as follows:

Quarter ended December 31	2005	2004

Operating expenses	$72,404	$14,885
Amortisation of investment in film and television programs	5,000	-

	$77,404	$14,885

Operating Expenses

Consulting – (2006 Quarter: $50,020, 2005 Quarter: $Nil)

Consulting fee mainly consisted of monthly fees paid to seven consultants working for NHFT, which became fully operational in March 2005. Two of the executives, Damian Lee, the CEO of the Company and president of NHFT and Lowell Conn, the vice president of NHFT were paid a total of $31,050 as per the terms of five-year consulting contracts

There was no operational activity and hence no consulting fee was paid during the previous quarter.

Professional Fee – (2006 Quarter: 8,771, 2005 Quarter: $(320))

Professional fee during the current quarter comprised legal fee of $3,925 and audit fee of $4,846.

Legal fee related to costs incurred in submitting in October 2005 a motion to dismiss a case against the Company in a Circuit court in Florida brought in by an individual for alleged non receipt of shares in 1997.  The Company paid a retention of US$7,500 to the lawyer in connection with this case, the balance of unbilled amount of $4,874 is included under account receivable and prepayment on the balance sheet as at December 31, 2005.

The company received an invoice for the fiscal 2005 audit fee from the auditors for $14,846. The Company already had accrued $10,000 against this cost in its fiscal 2005 financials and therefore the balance of the cost was accounted for in the current quarter

A credit in the previous quarter represented reversal of over accrual of audit costs.

Other Operating Costs (2006 Quarter: $13,613, 2005 Quarter: 15,205)

These costs include rent, telephone, Internet, transfer agent fees and other general and administration costs.

Key fluctuations in costs between the current quarter and previous quarter were:

a.  Office and general costs increased significantly from $1,411 to $9,099.  The increase is mainly due to operational costs of the subsidiary, NHFT, which began from February 2005.  The operating costs at NHFT included rent of $3,900 and utilities, courier and other corporate costs of $3,367.

b.  Transfer agent fee declined from $4,002 to $1,691.  In the previous quarter, the Company went through name change, reverse split and shares buy back, all of which increased the transfer agent’s costs.

c.  Meals and entertainment cost was nil this quarter compared to $5,965 in the previous quarter.  The costs in the previous quarter represented costs of a party organized to launch Noble House acquisition and its principals.

Investments in Film and Television Programs

Amortization

The details are as follows:

	Scripts	Distibution contracts	Total
Balance as at October 1, 2005	172,500	55,000	227,500
Acquired during quarter	-	-	-
Amortized during quarter	-	(5,000)	(5,000)
Balance as at December 31, 2005	172,500	50,000	222,500

The carrying value of the ten scripts was considered reflecting of their fair value given that six of these scripts have already been in production or will be in production shortly. No further amortisation was considered necessary on a film by film evaluation by the management.

The carrying value of distribution agreements has been amortised over 36 months on a straight line method as per the Company’s policy. The amortisation for the quarter reflected three months pro-rata amortisation. No further adjustment was considered necessary on the basis of the evaluation carried out by the management.

Feature film production

The Company’s subsidiary, NHFT has been involved in four feature films as follows:

Due Process:

This feature film is co-produced by NHFT with Toronto based private production company, Otherwise Reasonable People Inc. (“ORP”). Under the co-production agreement, NHFT’s share of equity comprises providing scripts and screenplay, production consulting and world wide distribution services. ORP is responsible for all the costs associated with the production. NHFT is entitled to 30% of the net revenue arising from the distribution/sale of the feature film.

Principal photography was completed in September 2005. the film is now in post production stage and is expected to be completed for commercial release by the end of February 2006.

NHFT had valued its distribution rights at $15,000 in November 2004 and subjected it to amortization over 36 months. No value was recognized for the script and screenplay supplied. No part of the production cost has been accounted for in the books of NHFT since NHFT was not responsible and did not incur any of the costs.

King of Sorrow:

This feature film is produced by King of Sorrow Production Inc.(KOS) owned by  the two executives of NHFT. The production cost was approximately US$5.4 million and was the sole responsibility of KOS. The principal photography was completed in December 2005 and the film is now going through postproduction stage.

NHFT has been contracted to provide script and screenplay, production consulting and distribution services for which NHFT will be entitled to at least 80% of the net sales proceeds of the film.

NHFT has recorded $25,000 as value of the script, representing the actual cost under the investment in film and television program.

Noble House advanced funds totalling to $20,952 to KOS up to December 31, 2005 towards the production cost of the film. The advances are included under Accounts receivable and prepayments.

Management believes that the amounts recorded as value of the script and advances will be recoverable form the sale proceeds of the film.

Dali :

This is a new project involving development of a feature film on the life and times of Salvador Dali on behalf of a Toronto based non-related entity.

However, no work has yet begun on this project and nature of NHFT’s involvement in the project has not yet been defined.

Meanwhile advances of $ 6,000 received by NHFT towards this project has been included in production advance in accounts payable and accrued liabilities as at December 31, 2005.

Status Quo :

This is a new feature film project on behalf of a Montreal based Big Uncle Entertainment Inc.

NHFT has begun working on the script. However, nature of NHFT’s involvement in the project has not yet been defined.

Meanwhile advances of $ 23,540 received from Big Uncle Entertainment Inc.  towards this project has been included in production advance in accounts payable and accrued liabilities as at December 31, 2005.

Liquidity and Capital Resources

Working Capital

As at December 31, 2005, the Company had a net working capital deficit of $320,323 compared to a working capital deficit of $82,095 as at December 31, 2004.

Significant increase in the deficit in 2006 quarter was due to additional funds provided by the shareholder corporations to meet the operating needs of NHFT and corporate office costs.

Cash on hand as at December 31, 2005 was $5,883.

The Company expects cash flow from some of the initiatives that have been taken by NHFT in generating revenue in the next fiscal year and also hopes to raise funds through private placements. However, meanwhile, it will continue to depend on its corporate shareholders to fund any deficit in its working capital requirements.

The key funding was provided by Current Capital Corp. (CCC), which is owned by one of the directors and where the other director acts as chief financial officer. CCC advanced $235,493 out of the total shareholder advances of $280,560 as at December 31, 2005. In the past, CCC accepted common shares of the Company in settlement of its advances. However, CCC has not indicated whether it will insist on being repaid in cash or in shares. As a result, the advances appear as part of the current liabilities.

Operating cash flow

During the 2006 quarter, the company spent net cash of approximately $54,000 on the operations. Most of the cash was spent on the consulting fees paid to various consultants at NHFT.

The cash requirement was met from advances received from the shareholders.

Key Financing Activities

The Corporate shareholders, mainly CCC advanced a further sum of $59,469 towards the operating expenses.

Key investing activities

There were no new investment activities during the quarter. The various production advances received and made are detailed above under feature film production section. These advances were included as part of the operating cash flow.

Key Contractual obligations

There were no new contractual obligations committed during the quarter ended December 31, 2005. the prior commitments still existing on that date are explained in note 11 to the financials for the six months ended on that date.

Off balance sheet arrangements

At December 31, 2005 and 2004, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity, except for the following:

As detailed under feature films production section above, NHFT has made arrangement with various production companies to provide scripts/screenplay, production consulting and distribution services for which it will be compensated by way of a percentage of the net proceeds from the sale/distribution of feature films. Some of the production companies are owned by persons who are currently director/executives in Noble House or its subsidiary.

 In all such cases, Noble House does not record any production costs nor will it record any losses that may be sustained by such production companies on the feature films made with the help of Nobel House on the ground that Noble house has not given any guarantee or is otherwise not responsible for any production costs or any other liabilities of the production Companies.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount.  Related party transactions and balances have been listed in Note 10 of the financial statements for the six months ended December 31, 2005.

Give below is background information on some of the key related parties and transactions with them:

1.  Current Capital Corp. (CCC).  CCC is a related party in the following ways:

a.  Director/President of CCC, Mr. John Robinson is an independent director in Noble House

b.  Chief Financial Officer and a director of Noble House, Mr. Kam Shah is providing services to CCC as CFO

c.  CCC and John Robinson hold significant shares in Noble House

Noble House shares premises with CCC for which CCC charges on a quarterly basis for the rent, phone and utilities based on the actual costs and area occupied.  Charges from CCC reflect actual costs and do not include any mark ups.

2.  Mr. Damian Lee and Mr. Lowell Conn are related parties:

a.  Mr. Lee is a Director and Chief Executive Officer of Noble House and also the President of NHFT.  Mr. Conn is a Vice-President of NHFT.  Both have five year consulting contracts with Noble House/NHFT

b.  Mr. Lee and Mr. Conn are the join owners of Noble House Production Inc. from whom Noble House acquired certain scripts and distribution rights and settled the price in 3.5 million shares plus 3.5 million warrants

c.  As a result of the above, Mr. Lee and Mr. Conn are beneficial shareholders of Noble House holding approximately 43% of the issued and outstanding shares

d.  NHFT, the Company’s subsidiary operates from premises owned by Mr. Lee and for which Mr. Lee charges rent at the rate of $1,300 per month

e.  Mr. Lee and Mr. Conn own various production companies with whom NHFT has and will in future sign contracts to provide various production services or to co-produce feature films

3.  Mr. Kam Shah is a director of the Company and also provides services as Chief Financial Officer.  He has no written contract and his compensation for his services is decided by the board on an annual basis and is usually given in the form of shares and options.

Financial and derivative Instruments

None of the Company financial assets were interest bearing as at December 31, 2005.

Credit risk is minimised as all cash amounts are held with a large bank, which has acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended December 31, 2005 and 2004, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2005. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended December 31, 2005.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Projects initiatives

Some of the major projects initiated or to be initiated within the next twelve months are outlined below. These projects are in addition to the projects already discussed earlier in this report:

FORGIVEN

NHFT owns the script and screenplay, which is recorded at a valuation of $50,000. NHFT now continues to co-ordinate the closing of financing and cast for its project entitled FORGIVEN.  The film is anticipated to be licensed for production in the April/May/June period of 2006 and will shoot in and around Toronto, Canada.

SKIN TRADE aka THE TRADE

Skin Trade, an action thriller that will star Dolph Lundgren, has been developed in conjunction with Dolph Lundgren. Script is owned by NHFT and is recorded at a valuation of $ 15,000. Currently, Mr. Damian Lee, the CEO, is drafting screenplay which is in late maturation stage.

COPPER MOUNTAIN DISTRIBUTION:

 NHFT continues to work with distributor Cinemavault toward the international exploitation of COPPER MOUNTAIN.

Current outlook

NHFT successfully helped complete production of two feature films – Due Process and King of Sorrow – in which its scripts and screenplays and production expertise were used. Both these films are in post production stage and are likely to be completed for commercial release within the next six months.

The executives at NHFT are currently working on finding and signing up distributors on a global basis for these films. Noble House hopes to earn significant revenues from the net proceeds from the sale/distribution/licensing of these films.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com